Filed by UnitedHealth Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company: Oxford Health Plans, Inc.
                                                   Commission File No. 001-16437

         The Agreement and Plan of Merger for UnitedHealth Group Incorporated's acquisition of Oxford Health Plans, Inc. was filed by UnitedHealth Group Incorporated under cover of Form 8-K today, April 27, 2004, and is hereby incorporated by reference into this filing.


Important Merger Information
----------------------------

In connection with the proposed transactions, UnitedHealth Group and Oxford intend to file relevant materials with the Securities and Exchange Commission
(SEC), including one or more registration statement(s) that contain a prospectus and proxy statement. Because those documents will contain important information, holders of Oxford common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and Oxford with the
SEC) at the SEC's Web site, www.sec.gov, and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in connection with the proposed transactions. Information about the directors and executive officers of Oxford and their ownership of Oxford common stock is set forth in the proxy statement for Oxford's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
--------------------------

This news release may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.